EXHIBIT 99.1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2009 fourth-quarter and full-year results and announces 2010 business outlook

  2009 increased financial guidance met or exceeded

  Full-year net earnings applicable to common shares of $1,631 million compared to $819 million in 2008

  Bell Q4 revenues grow 4.8%; Operating income grows 10%; EBITDA(1) grows 1%

  HSPA network launch helps drive record Q4 wireless gross activations of 523,000; 39% increase in wireless net activations

  Best quarterly Bell TV net activations in four years

  Bell announces Fibre-to-the-home (FTTH) rollout in Québec City, launch of Bell IPTV service in Montréal and Toronto in 2010

MONTRÉAL, February 4, 2010 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the fourth quarter of 2009 and announced its guidance for 2010.

BCE reported Q4 Bell revenue growth of 4.8%, including revenue from The Source and Virgin, and EBITDA growth of 1.0%; healthy free cash flow; net earnings applicable to common shares of $350 million; record Q4 wireless gross subscriber activations and strong wireless and TV net activations. These results demonstrate continued progress in the execution of Bell’s 5 Strategic Imperatives – Improve Customer Service, Accelerate Wireless, Leverage Wireline Momentum, Invest in Broadband Networks and Services, and Achieve a Competitive Cost Structure.

“The Bell team’s strong execution of our service-focused strategy and ongoing cost discipline across our business delivered strong Q4 results and enabled us to meet or beat all of our increased financial targets for 2009,” said George Cope, President and CEO of BCE and Bell Canada. “The 2010 financial guidance announced today reflects a well-balanced financial plan that will generate substantial free cash flow in excess of $2 billion and earnings growth of 6% to 10% to support the execution of our business plan and capital markets strategy dedicated to delivering ongoing returns to BCE shareholders.”

“In Q4, we accelerated wireless with the successful November launch of Canada’s fastest and largest mobile network, contributing to the best-ever Q4 gross activations – 523,000 – for Bell wireless and a 39% year-over-year increase in net additions, to 163,000. We’ve leveraged our wireline momentum, reducing residential local line losses again while affirming our position as Canada’s High Definition TV leader. We added 41,000 net new TV subscribers, the highest number of quarterly Bell TV net additions in the last four years, contributing to 113,000 net Bell TV additions in 2009,” said Mr. Cope. “Our strategic commitment to invest in broadband networks and services continues, with both our new HSPA network introduction on the wireless side and the significant investments in new fibre rollouts announced today that we are undertaking to support high-speed Bell Internet and Bell TV.”

Bell today announced several initiatives supporting its strategic imperative to invest in broadband networks and services, including the deployment of Fibre-to-the-home (FTTH) in Québec City and new housing developments in Ontario and Québec, the launch of its enhanced Bell FibeTM Internet service this week, and the introduction of Internet Protocol television (IPTV) later in 2010.

Bell will begin its three-year plan to deploy high speed Fibre-to-the-home across the Québec City region in 2010. The build-out of FTTH in the region can be completed quickly and economically because it is served largely by “aerial” infrastructure – above-ground wiring on utility poles – making the cost per home passed competitive with FTTN (Fibre-to-the-node). Québec City is the largest urban centre in Canada to be selected to date for the deployment of FTTH, which will offer consumers and business customers download speeds of at least 100 Megabits per second.

Bell also announced today it will deploy FTTH in all new urban and suburban housing developments in Ontario and Québec beginning in the second half of 2010. This is in addition to the company’s deployment of Fibre-to-the-building (FTTB) to MDUs (multi-dwelling units) already under way. Bell’s FTTB initiative will deliver 60 Mbps service to approximately 1,600 condominiums and apartment buildings in Ontario and Québec by the end of 2012.

Bell will complete its accelerated build of Fibre-to-the-node (FTTN) in Toronto and Montréal this quarter. The company will have passed 1.8 million homes with advanced VDSL2 capability by the end of the quarter, and 100% of the company’s FTTN network will be VDSL2 capable by the end of 2010. Bell FibeTM is a new high-speed Internet service announced this week for Bell customers in Montréal and Toronto that takes full advantage of these fibre advancements, offering enhanced download speeds of up to 25 Mbps and the fastest upload speeds available in the market – up to 7 Mbps.

The advanced FTTN network will also support the launch of competitive Bell IPTV services in Toronto and Montréal this year, enhancing Bell’s competitive position in these core markets and complementing the company’s existing Bell TV product, which already serves approximately 2 million Canadians from coast to coast.

Capital markets strategy
“Our capital markets strategy was effectively executed in 2009,” said Siim Vanaselja, Chief Financial Officer of BCE and Bell Canada. “We have maintained strong investment grade credit ratings and we improved our credit ratios with a $500 million voluntary special pension contribution made in December. We delivered on our commitment to increase returns to our shareholders through three increases in the common share dividend over the past twelve months, delivering a 19% increase overall, and the completion of a $1 billion share buyback in May. We repaid $2.1 billion of debt in 2009 from cash on hand, further strengthening our balance sheet and enhancing financial flexibility. We accessed the debt capital markets on attractive terms this past June to early redeem maturing debt, resulting in interest savings of $25 million annually for the future.”

“With a substantial cash balance of $660 million, significant ongoing cash flow generation from operations and access to $1.4 billion in committed credit facilities, we maintain a strong balance sheet and liquidity position that is well aligned with growing our business and delivering enhanced shareholder value,” said Mr. Vanaselja.

2009 fourth-quarter and full-year results
Bell’s operating revenues increased by 4.8% this quarter, to $3,982 million, as higher revenues from the acquisitions of The Source and the remaining 50% of the equity of Virgin Mobile Canada

(Virgin) not already owned by Bell and growth in TV and wireless data revenues more than offset declines in local and access, long distance, and wireline data revenues. For the full year, Bell’s operating revenues were $15,020 million, an increase of 1.0% compared to 2008.

Bell’s operating income increased by 10.0% to $572 million this quarter and by 13.5% to $2,432 million for the full year due to higher EBITDA and lower restructuring and other costs. Bell’s EBITDA grew by 1.0% to $1,395 million this quarter and by 1.4% to $5,719 million for the full year as higher revenues and cost reductions more than offset the impact of higher pension expense and increases in new wireless subscriber activation expense. Bell’s EBITDA margin decreased by 1.4 percentage points to 35.0% this quarter but increased 0.2 percentage points to 38.1% on a full-year basis. Before pension costs, Bell’s EBITDA growth was 3.5% this quarter and 3.0% for the full year.

The Bell Wireless segment had record Q4 gross activations of 523,000 new subscribers, or 11.3% more than the same period last year, even though its new HSPA network was only launched in November. Total net activations increased by 39.3% to 163,000. Postpaid net activations increased by 37.5% to 110,000 and prepaid net activations increased by 43.2% to 53,000. These year-over-year increases in activations reflect the success of Bell’s new HSPA handset lineup, which includes Apple iPhone and RIM Blackberry Bold, and growth in demand for wireless Internet sticks.

Bell Wireless operating revenues increased by 5.7% this quarter with service revenues increasing by 2.1% and product revenues increasing by 43.3% . Bell Wireless operating income and EBITDA decreased by 0.7% and 2.0% respectively. Blended ARPU(2) decreased by $1.48 to $51.08 year-over-year due to the impact of economic pressures on customer usage, competitive moves and lower roaming revenues, which more than offset data revenue growth of 32%.

In the Bell Wireline segment, retail residential NAS losses improved for a ninth consecutive quarter but total Residential NAS declined by 79,000 this quarter, or by 11.3% more than last year, due to reduced demand for wholesale local service. Business NAS declined by 29,000 this quarter, or 3.3% fewer than last year. TV subscribers increased by 41,000 and high-speed Internet subscribers increased by 8,000 this quarter.

Bell Wireline operating revenues increased by 4.2% as TV and equipment and other revenue growth more than offset declines in local and access, long distance and data revenues. Equipment and other revenues more than doubled this quarter as a result of the acquisition of The Source. Bell Wireline operating income increased by 23.9% as a result of higher EBITDA and lower restructuring and other costs. Bell Wireline EBITDA increased by 2.5% due to higher revenues and cost reductions.

With the completion of the HSPA network build, the amount of capital Bell invested this quarter decreased to $640 million, or by 25.1%, compared to the same period last year. Capital expenditures supported Bell’s strategic imperatives with focused investment on enhancing its wireless networks and the continuing expansion of the wireline broadband network, including the FTTN and FTTB programs. At year end, the FTTN network reached more than 2.9 million homes. For the full year, Bell invested $2,390 million of capital, or 2.8% less than 2008 and Bell’s capital intensity was 15.9%.

BCE’s cash flows from operating activities this quarter was $948 million compared to $1,817 million in the same period last year due to an increase in pension plan contributions, including a $500 million voluntary contribution, and an increase in cash tax payments. Free cash flow(3) was $15 million this quarter compared to $647 million in the same period last year due to the increase in pension plan contributions and cash taxes partly offset by lower capital expenditures. For the full year, BCE’s cash flows from operating activities and free cash flow were $4,884 million and $1,456 million respectively.

BCE’s net earnings applicable to common shares this quarter were $350 million, or $0.46 per share, compared to a net loss of $48 million, or $0.06 per share, for the same period last year. EPS in Q4 2008 included net losses on investments of $372 million related to write-downs on non-core investments as a result of the decline in capital market valuations experienced in the last half of 2008. For the full year, BCE’s net earnings applicable to common shares were $1,631 million, or $2.11 per share, compared to $819 million, or $1.02 per share.

BCE’s Adjusted EPS(4) was $0.51 this quarter, or 7.3% lower than last year as Adjusted EPS in Q4 2008 included the favourable resolution of uncertain tax positions. In addition, there was an increase in depreciation and the amortization of intangible assets this quarter partly offset by the impact of fewer outstanding BCE common shares as a result of share purchases made through the normal course issuer bid completed in May 2009. For the full year, BCE’s Adjusted EPS was $2.50 per share, or 11.1% higher than 2008.

Financial Highlights
($ millions except per share amounts) (unaudited)	Q4 2009	Q4 2008	% change
Bell(i) Operating Revenues	$3,982	$3,798	4.8%
Bell EBITDA	$1,395	$1,381	1.0%
Bell Operating Income	$572	$520	10.0%
BCE Operating Revenues	$4,650	$4,476	3.9%
BCE EBITDA	$1,737	$1,741	(0.2%)
BCE Operating Income	$751	$666	12.8%
BCE Cash Flows From Operating Activities	$948	$1,817	(47.8%)
Free Cash Flow	$15	$647	(97.7%)
BCE Net Earnings Applicable to Common Shares	$350	($48)	n.m.
BCE EPS	$0.46	$0.06	n.m.
BCE Adjusted EPS	$0.51	$0.55	(7.3%)

(i) Bell includes the Bell Wireless and Bell Wireline segments.
n.m.: not meaningful

BCE’s operating revenues increased by 3.9% to $4,650 million this quarter and by 0.4% to $17,735 million for the full year as higher revenues at Bell were partly offset by lower revenues at Bell Aliant.

BCE’s operating income increased by 12.8% to $751 million this quarter and by 11.2% to $3,191 million for the full year due to higher operating income at Bell and Bell Aliant. BCE’s EBITDA decreased by 0.2% to $1,737 million this quarter as EBITDA growth at Bell was more than offset by lower EBITDA at Bell Aliant. For the full year, BCE’s EBITDA increased by 1.2% to $7,089 million.

Bell Wireless Segment
With the launch of its new HSPA network, Bell Wireless delivered record fourth quarter gross activations and strong net activations.

  Total Bell Wireless operating revenues increased by 5.7% to $1,198 million this quarter. Service revenues increased by 2.1% to $1,055 million due to the acquisition of the remaining 50% of Virgin and higher wireless data revenues, partly offset by the impact of lower ARPU.

Product revenues increased by 43.3% to $129 million due to the acquisition of The Source and the remaining 50% of Virgin, as well the impact of the launch of the new HSPA network. For the full year, total Bell Wireless operating revenues increased by 1.8% to $4,558 million with service revenues increasing by 1.1% to $4,102 million and product revenues increasing by 8.0% to $405 million.

  The acquisition of the remaining 50% of Virgin was completed on July 1, 2009. Accordingly, beginning in Q3 2009, wireless ARPU, churn and cost of acquisition reflect 100% of Virgin’s results. For prior periods, these metrics have been reported on a pro forma basis to reflect 100% of Virgin’s results.

  On a pro forma basis, postpaid ARPU decreased by $3.00 to $62.47 due to customer migration to lower rate plans, lower usage and lower roaming revenues as customers reacted to a weaker economy, while prepaid ARPU increased by $1.12 to $18.45 due to the growth of Virgin’s higher ARPU subscriber base. Blended ARPU decreased by $1.48 to $51.08. For the full year, blended ARPU decreased by $1.82 to $50.88, postpaid ARPU decreased by $3.21 to $62.81 and prepaid ARPU decreased by $0.30 to $17.53.

  Bell Wireless operating income decreased by 0.7% to $292 million this quarter as a result of lower EBITDA partly offset by lower restructuring and other costs. For the full year, Bell Wireless operating income increased by 3.5% to $1,284 million. Bell Wireless EBITDA decreased by 2.0% to $435 million this quarter due to higher subscriber acquisition costs associated with Q4 record gross activations. For the full year, Bell Wireless EBITDA increased by 2.4% to $1,812 million.

  EBITDA margins on wireless service revenues decreased to 41.2% this quarter from 43.0% last year.

  Total gross activations were 523,000 this quarter, or 11.3% higher than last year.

  Total net activations were 163,000 this quarter, or 39.3% higher than last year. Postpaid net activations were 110,000 this quarter, or 37.5% higher than last year. Prepaid net activations were 53,000, or 43.2% higher than last year.

  At year end, the Bell Wireless client base reached 6,833,000, an increase of 5.2% over last year.

  On a pro forma basis, postpaid and blended churn were unchanged from last year at 1.3% and 1.8% respectively while prepaid churn improved to 3.2% from 3.4% last year.

  On a pro forma basis, cost of acquisition decreased to $327 per gross activation this quarter, or 5.8% lower than last year.

Bell Wireline Segment
The Bell Wireline segment delivered revenue and EBITDA growth as well as the best quarter for TV subscriber gains in the past four years.

  Bell Wireline operating revenues increased by 4.2% to $2,840 million this quarter as product revenue growth from the acquisition of The Source and TV revenue growth were partly offset by decreases in local and access, long distance and data revenues. For the full year, Bell Wireline operating revenues increased by 0.2% to $10,666 million.

  Bell Wireline operating income increased by 23.9% to $280 million this quarter and by 27.3% to $1,148 million for the full year as higher EBITDA and lower restructuring and other costs more than offset higher depreciation and amortization of intangible assets. Bell Wireline EBITDA increased by 2.5% this quarter, to $960 million, due to higher revenues and cost reductions. For the full year, Bell Wireline EBITDA increased by 1.0% to $3,907 million.

  Local and access revenues declined by 6.1% to $775 million this quarter due to ongoing residential and business NAS erosion.

  Total NAS declined by 108,000 this quarter compared to a decline of 101,000 last year. Business NAS declined by 29,000 this quarter compared to a decline of 30,000 last year. Although retail residential NAS losses improved for a ninth consecutive quarter, total

Residential NAS declined by 79,000 this quarter, or by 11.3% more than last year, due to reduced demand for wholesale local service. On a year-over-year basis, total NAS declined by 6.1%.

  Long distance revenues declined by 5.0% to $265 million this quarter due mainly to ongoing residential and business NAS erosion, pricing pressures in the business market, and the increased adoption of unlimited or large block of time plans by residential customers partly offset by an increase in wholesale minutes.

  Data revenues decreased by 3.8% to $973 million this quarter as a decline in data equipment sales to business customers and lower legacy data revenues more than offset higher IP and broadband connectivity service revenues and residential Internet revenues.

  High-speed Internet net activations of 8,000 this quarter were unchanged from last year. At year end, there were 2,057,000 high-speed Internet subscribers.

  TV revenues were $417 million this quarter, or 11.2% higher than last year reflecting increased customer additions and upgrades to higher-priced programming packages, driven partly by the increased adoption of premium set-top boxes.

  TV EBITDA was $120 million this quarter, or 46.3% higher than last year, mainly from a recovery of broadcasting Part II fees. TV EBITDA also increased due to higher ARPU and a larger customer base.

  Total TV subscribers increased by 41,000 this quarter compared to an increase of 14,000 last year. At year end, there were 1,949,000 TV subscribers, an increase of 5.2% over last year.

  TV subscriber churn remained stable at 1.3%.

  Equipment and other revenues increased to $324 million this quarter from $143 million last year due to the impact of The Source acquisition.

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased to $785 million this quarter, or by 2.6%, due to lower local and access and long distance revenues. Bell Aliant’s operating income increased by 22.6%, to $179 million as lower restructuring and other costs and cost containment initiatives more than offset lower revenues.

Common Share Dividend
BCE’s Board of Directors has declared a quarterly dividend of $0.435 per common share, payable on April 15, 2010 to shareholders of record at the close of business on March 15, 2010.

Normal Course Issuer Bid
On December 17, 2009, BCE announced that it had received approval from the Toronto Stock Exchange in respect of its notice of intention to make a normal course issuer bid (NCIB) under which BCE may purchase for cancellation up to $500 million of its common shares over the course of 2010.

Outlook
BCE’s 2010 financial guidance reflects the continued progress in the execution of Bell’s 5 Strategic Imperatives and BCE’s capital markets strategy.

As a result of the launch of its HSPA network and other key initiatives in 2009, Bell is expecting an improvement in the performance of its Wireless segment in 2010. Combining this with an improving trajectory in its Wireline business from The Source, the strength of Bell TV, and an improving outlook in its business markets, Bell is targeting revenue growth of 1% to 2% in 2010.

With higher revenues, lower pension expense and a focus on cost reduction, Bell’s is targeting increased EBITDA growth in 2010 of 2% to 4%.

BCE is targeting Adjusted EPS of $2.65 to $2.75 due to higher EBITDA and the accretive impact of the share buyback planned for 2010. With the 7% increase to the annual common share dividend announced in December, BCE’s payout ratio is conservatively at the low end of its policy of 65% to 75% of Adjusted EPS for 2010.

BCE is also expecting substantial free cash flow generation in 2010. Free cash flow of $2,000 million to $2,200 million will provide BCE with financial flexibility to execute its capital markets strategy while maintaining robust levels of strategic capital investment at Bell to support the growth of its operations and further improve its competitive position.

BCE’s financial guidance for 2010 is as follows:

Guidance 2010
Bell (i)
Revenue Growth	1% - 2%
EBITDA Growth (ii)	2% - 4%
Capital Intensity	<16%
BCE
Adjusted EPS Adjusted EPS Growth	$2.65 - $2.75 6% - 10%
Free Cash Flow (iii)	$2,000 M - $2,200 M

(i)	Bell’s 2010 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)

The most comparable Canadian GAAP financial measure is operating income. For 2010, Bell expects EBITDA growth of 2% to 4%. This range reflects expected Bell operating income of approximately $2,900 million to $3,100 million.

(iii)

The most comparable Canadian GAAP financial measure is cash flows from operating activities. For 2010, BCE expects to generate approximately $2,000 million to $2,200 million in free cash flow. This amount reflects expected BCE cash flows from operating activities of approximately $5,400 million to $5,600 million.

Call with Financial Analysts
BCE will hold a conference call for financial analysts to discuss its fourth quarter results and 2010 guidance on Thursday, February 4 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial (416) 340-8018 or toll-free 1-866-223-7781 shortly before the start of the call. A replay will be available for one week by dialing (416) 695-5800 or 1-800-408-3053 and entering pass code 5368205#.

There will also be a live audio webcast of the call available on BCE’s website at:
http://www.bce.ca/en/news/eventscalendar/webcasts/2010/20100204/. The mp3 file will be available for download on this page later in the day.

Notes
The information contained in this news release is unaudited.

(1)

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other. We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring. EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company's ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry. The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE, Bell and for our Bell Wireline and Bell Wireless segments.

($ millions)
BCE	Q4 2009	Q4 2008	2009	2008
Operating income	751	666	3,191	2,869
Depreciation and amortization of intangible assets	904	868	3,371	3,264
Restructuring and other	82	207	527	871
EBITDA	1,737	1,741	7,089	7,004

BELL	Q4 2009	Q4 2008	2009	2008
Operating income	572	520	2,432	2,143
Depreciation and amortization of intangible assets	758	715	2,804	2,685
Restructuring and other	65	146	483	810
EBITDA	1,395	1,381	5,719	5,638

BELL WIRELINE	Q4 2009	Q4 2008	2009	2008
Operating income	280	226	1,148	902
Depreciation and amortization of intangible assets	622	580	2,284	2,193
Restructuring and other	58	131	475	773
EBITDA	960	937	3,907	3,868

BELL WIRELESS	Q4 2009	Q4 2008	2009	2008
Operating income	292	294	1,284	1,241
Depreciation and amortization of intangible assets	136	135	520	492
Restructuring and other	7	15	8	37
EBITDA	435	444	1,812	1,770

(2)

The acquisition of the remaining 50% of the equity of Virgin not already owned by Bell was completed on July 1, 2009. Accordingly, beginning in Q3 2009, wireless ARPU, churn, and cost of acquisition reflect 100% of Virgin’s results. For prior periods, these metrics reflected our previous 50% ownership but have been reported on a pro forma basis to reflect 100% of Virgin’s results.

(3)	The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q4 2009	Q4 2008	2009	2008
Cash flows from operating activities	948	1,817	4,884	5,909
Bell Aliant distributions to BCE	72	72	291	290
Capital expenditures	(760)	(1,021)	(2,854)	(2,986)
Other investing activities	(11)	1	(89)	(726)
Cash dividends paid on preferred shares	(26)	(31)	(107)	(129)
Cash distributions paid by subsidiaries to non-controlling interest	(92)	(92)	(369)	(366)
Bell Aliant free cash flow	(116)	(99)	(300)	(303)
Free cash flow	15	647	1,456	1,689

(4)

The term Adjusted net earnings does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. We define Adjusted net earnings as net earnings before restructuring and other and net losses (gains) on investments. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net losses (gains) on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to Adjusted net earnings on a consolidated basis and per BCE Inc. common share.

($ millions except per share amounts)
	Q4 2009		Q4 2008		2009		2008
		PER		PER		PER		PER
	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE
Net earnings applicable to common shares	350	0.46	(48)	(0.06)	1,631	2.11	819	1.02
Restructuring and other	48	0.06	117	0.14	339	0.44	572	0.71
Net (gains) losses on investments	(11)	(0.01)	372	0.47	(41)	(0.05)	420	0.52
Adjusted net earnings	387	0.51	441	0.55	1,929	2.50	1,811	2.25

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our 2010 financial guidance (including revenues, EBITDA, capital intensity, Adjusted EPS and free cash flow), business outlook, objectives, plans, strategic priorities and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating, in particular, to 2010 and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of Canadian economic and market assumptions were made by BCE in preparing its financial guidance and other forward-looking statements for 2010 contained in this news release, including, but not limited to: (i) a gradual economic improvement beginning in the second half of 2010, (ii) Canadian GDP to increase to approximately 2.6%, compared to 2009, consistent with estimates by the six major banks in Canada, (iii) increased spending and investment in business markets as the economic environment strengthens, (iv) revenues generated by the residential voice telecommunications market to continue to decrease in 2010 due, in part, to wireless substitution, which is expected to increase in 2010 as a result, in particular, of aggressive competitive activity by new wireless entrants having been awarded AWS spectrum by Industry Canada and due to other factors including e-mail and instant messaging substitution, (v) wireline competition in both the business and residential telecommunications markets to continue in 2010 mainly from cable companies and providers of VoIP services, (vi) wireless industry penetration growth in 2010 similar to 2009, and (vii) TV and Internet market growth at levels slightly lower than 2009.

In addition, BCE’s and Bell Canada’s financial guidance and other forward-looking statements for 2010 are also based on various internal financial and operational assumptions. Our financial guidance related to Bell (excluding Bell Aliant) is based on certain assumptions concerning Bell, including, but not limited to: (i) residential NAS losses to at least stabilize in 2010, compared to 2009, although the rate of wireless substitution is expected to trend higher in response to aggressive competition from new wireless entrants, (ii) Bell’s business markets performance, including business NAS losses, to improve in 2010, compared to 2009, mainly driven by increased spending, new installations and higher demand for basic connectivity services by business customers consistent with an improving economy, (iii) the November 2009 launch of our new HSPA network to drive increased smartphone penetration and enhance the opportunity for incremental growth in data usage and increased roaming revenues, (iv) wireless EBITDA margin pressure from new entrant competition and increased subscriber acquisition and retention costs, (v) wireless ARPU pressure from new entrant competition, (vi) tight operational cost management, the flow-through of labour reductions from 2009 and the ongoing focus on efficiency and productivity initiatives to result in incremental savings and contribute to the maintenance of stable EBITDA margins,(vii) improved wireline revenues due to revenues from the acquisition of The Source, continued strong growth in Bell’s TV business, and a continued focus on pricing discipline, (viii) Bell’s cash taxes in 2010 to be approximately $200 million, (ix) Bell’s 2010 total net benefit plans cost (pension expense), which is based on a discount rate of 6.4% and a 2009 return on pension plan assets of 15%, to be approximately $155 million, (x) Bell’s 2010 retirement benefit plans funding to be approximately $500 million, (xi) Bell’s capital intensity in 2010 to be less than or equal to 16%, and (xii) Bell to continue to invest in fibre deployment to expand its wireline broadband footprint to approximately 3.6 million households by the end of 2010.

Our guidance related to BCE is based on certain assumptions for 2010, including, but not limited to: (i) restructuring and other charges in the range of $125 million to $175 million, (ii) depreciation and amortization expense essentially unchanged when compared to 2009, (iii) an effective tax rate of approximately 22%, and a statutory tax rate of approximately 30.6%, (iv) EPS to be positively impacted in 2010 by the planned repurchase of up to $500 million of common shares under BCE’s normal course issuer bid announced in December 2009, and (v) the permanent repayment of long-term debt maturing in 2010.

The foregoing assumptions, although considered reasonable by BCE at the time of preparation of its financial guidance and other forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2010 financial guidance, are listed below. Our ability to meet our 2010 financial guidance essentially depends on our business performance in 2010 which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our 2010 financial guidance. These risks include, but are not limited to: the intensity of competitive activity, including the increase in wireless competitive activity that is expected to result from Industry Canada’s licensing of AWS spectrum to new wireless entrants, and the resulting impact on our ability to retain existing, and attract, new customers, and on our pricing and marketing strategies and financial results; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; our ability to respond to technological changes and rapidly offer new products and services; increased contributions to employee benefit plans; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE’s share buy-back program and dividend payments and to fund capital and other expenditures and generally meet our financial obligations; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell TV; competition from unregulated U.S. DTH satellite television services sold illegally in Canada and the theft of our satellite television services; BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or make other distributions; depending, in particular, on the prevailing economic, competitive and technological environment at any given time, and subject to dividends being declared by the board of directors, there can be no certainty that BCE’s dividend policy will be maintained; stock market volatility; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; health concerns about radio frequency emissions from wireless devices; and loss of key employees.

We encourage investors to also read BCE's Safe Harbour Notice Concerning Forward-Looking Statements dated February 4, 2010, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). This document is also available on BCE's website at www.bce.ca. BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 4, 2010 is incorporated by reference into this news release. For additional information, please refer to the February 4, 2010 Bell Analyst Guidance Call presentation available on BCE’s website.

About BCE
BCE is Canada's largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Operating under the Bell and Bell Aliant brands, the Company's services include telephone services, wireless communications, high-speed Internet, digital television, IP-broadband services and information and communications technology (ICT) services. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca.

For Bell product and service information, please visit www.bell.ca.

Media inquiries:
Claire Fiset
Bell Media Relations
514-870-4739, 1-877-391-2007
claire.fiset@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
514-870-4619
thane.fotopoulos@bell.ca